# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5C Lending Partners Corp., CIK 0001998387
CUSIP: 000000000
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 11/07/2024
Filed by CIK 0001105497
Persons authorized to receive notices and communications: C. Alex Bahn, WilmerHale, 2100 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20037, 202-663-6000

## Reporting persons
- MSD Capital, L.P. (CIK 0001105497): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 277,610; sole dispositive power 0; shared dispositive power 277,610; aggregate amount beneficially owned 277,610 (22.3% of the class)
- Noble Environmental Investments, LLC (CIK 0001914199): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 277,610; sole dispositive power 0; shared dispositive power 277,610; aggregate amount beneficially owned 277,610 (22.3% of the class)
- MSD Portfolio L.P. - Investments (CIK 0001134557): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 277,610; sole dispositive power 0; shared dispositive power 277,610; aggregate amount beneficially owned 277,610 (22.3% of the class)
- Michael S. Dell (CIK 0000908724): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 277,610; sole dispositive power 0; shared dispositive power 277,610; aggregate amount beneficially owned 277,610 (22.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: 5C Lending Partners Corp.
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D (this "Schedule 13D") is being jointly filed by and on behalf of each of MSD Capital, L.P. ("MSD Capital"), a Delaware limited partnership, Noble Environmental Investments, LLC ("Noble Investments"), a Delaware limited liability company, MSD Portfolio L.P. - Investments ("MSD Portfolio"), a Delaware limited partnership, and Michael S. Dell (collectively, the "Reporting Persons").
Residence or business address: The address of the principal business office of each of MSD Capital, Noble Investments and MSD Portfolio is 550 Madison Avenue, 20th Floor, New York, NY 10022. The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, TX 78682.
Present principal occupation or employment: Noble Investments is the direct owner of the securities covered by this statement. MSD Portfolio indirectly owns Noble Investments through wholly-owned subsidiaries of MSD Portfolio, and MSD Portfolio may be deemed to beneficially own securities owned by Noble Investments. The principal business of Noble Investments and MSD Portfolio is purchasing, holding and selling securities for investment purposes. MSD Capital is the general partner of MSD Portfolio and may be deemed to beneficially own securities owned by MSD Portfolio. The principal business of MSD Capital is investment management. MSD Capital Management LLC ("MSD Capital Management") is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. Michael S. Dell is the owner of MSD Portfolio and the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Portfolio and MSD Capital Management. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of Dell Technologies Inc. The Reporting Persons have entered into a Joint Filing Agreement, dated March 3, 2025, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Criminal convictions in the last five years: During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: MSD Capital, MSD Portfolio and Noble Investments are organized under the laws of the State of Delaware. Mr. Dell is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 7, 2024, Noble Investments acquired 56,130 shares of common stock of 5C Lending Partners Corp. (the "Issuer") at a price per share of $24.89 in a private placement using working capital. On December 23, 2024, following the Issuer's delivery of a drawdown notice pursuant to the Subscription Agreement (as defined below), Noble Investments acquired 221,479 shares of the Issuer's common stock at a price per share of $24.81 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Private Placement and Subscription Agreement

On November 7, 2024, Noble Investments acquired 56,130 shares of the Issuer's common stock pursuant to a subscription agreement with the Issuer dated October 24, 2024 (the "Subscription Agreement").

Under the terms of the Subscription Agreement, the Reporting Persons are required to make capital contributions to purchase shares of the Issuer's common stock each time the Issuer delivers a drawdown notice, with such drawdowns generally to be made pro rata with all investors, at a per share price equal to the net asset value per share of common stock. At the earlier of (i) a Liquidity Event (as defined in the Subscription Agreement) and (ii) three years following the Initial Closing (as defined in the Subscription Agreement), subject to an additional one-year extension if approved by the Issuer's board of directors (the "Commitment Period"), holders of the Issuer's common stock, including the Reporting Persons, will be released from any further obligation to purchase additional shares, except to the extent necessary to pay Issuer expenses, complete investments in certain transactions, fund certain follow-on investments during the three-year period following the end of the Commitment Period, fund obligations under any Issuer guarantee, and fulfill obligations with respect to any defaulting stockholder. If any stockholder, including the Reporting Persons, fails to fund its commitment obligations or to make required contributions when due, the stockholder will lose the right to participate in future drawdowns and may be forced to transfer shares of common stock to a third party for a price that is less than the net asset value of such shares.

On December 13, 2024, the Issuer issued a drawdown notice, and on December 23, 2024, Noble Investments acquired 221,479 shares of the Issuer's common stock. The Reporting Persons' beneficial ownership percentage increased by approximately 4.5% as a result of this acquisition.

The Issuer's common stock is not listed on any national securities exchange. In addition, pursuant to the Subscription Agreement, the Issuer's common stock may generally only be transferred with the consent of the Issuer, which may be granted or withheld in the sole discretion of its advisor, 5C Lending Partners Advisor LLC. In addition, in the event the Reporting Persons own, control or hold the power to vote 5% or more of the Issuer's outstanding shares, the Reporting Persons have waived the portion of voting rights in excess of such 5% threshold. For purposes of the Subscription Agreement, voting rights are those rights deemed to be the equivalent to the right to vote for the election or removal of a director under applicable interpretations of the term "voting security" under the Investment Company Act of 1940.

The foregoing does not purport to be a complete summary of the terms of the Subscription Agreement and is qualified in its entirety by reference to the Subscription Agreement, a form of which is filed as Exhibit 4.1 to the Issuer's Registration Statement on Form 10, filed with the Securities and Exchange Commission on July 1, 2024, and is incorporated herein by reference.

The Reporting Persons and the Issuer have also agreed that the Reporting Persons shall not be required to make capital contributions, as described above, to the extent that such contribution would result in the Reporting Persons holding greater than 25% of the outstanding common stock of the Issuer.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Subscription Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the deregistration of the securities covered by this statement; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
On November 7, 2024, each of the Reporting Persons beneficially owned 56,130 shares of the Issuer's common stock, representing 17.8% of the Issuer's outstanding shares of common stock (based on information provided by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2024).

As of the date hereof, each of the Reporting Persons beneficially owns 277,610 shares of the Issuer's common stock, representing 22.3% of the Issuer's outstanding shares of common stock (based on information provided by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2024).
Number of shares as to which each person has sole or shared power to vote or dispose:
On November 7, 2024, each of the Reporting Persons had (i) sole power to vote or direct the vote of 0 shares of the Issuer's common stock, (ii) shared power to vote or direct the vote of 56,130 shares of the Issuer's common stock, (iii) sole power to dispose or direct the disposition of 0 shares of the Issuer's common stock, and (iv) shared power to dispose or direct the disposition of 56,130 shares of the Issuer's common stock.

As of the date hereof, each of the Reporting Persons has (i) sole power to vote or direct the vote of 0 shares of the Issuer's common stock, (ii) shared power to vote or direct the vote of 277,610 shares of the Issuer's common stock, (iii) sole power to dispose or direct the disposition of 0 shares of the Issuer's common stock, and (iv) shared power to dispose or direct the disposition of 277,610 shares of the Issuer's common stock.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the securities covered by this statement during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Item 4 is incorporated herein by reference. A copy of the form of subscription agreement is filed as Exhibit 4.1 to the Issuer's Registration Statement on Form 10, filed with the Securities and Exchange Commission on July 1, 2024, and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description of Exhibit

1 Joint Filing Agreement dated March 3, 2025
2 Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form 10, filed with the Securities and Exchange Commission on July 1, 2024)
3 Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed with the Securities and Exchange Commission on February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)

## Signatures
- MSD Capital, L.P.: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, its General Partner (03/03/2025)
- Noble Environmental Investments, LLC: /s/ Marc R. Lisker, Marc R. Lisker/Authorized Signatory (03/03/2025)
- MSD Portfolio L.P. - Investments: /s/ Marc R. Lisker, Marc R. Lisker/Manager of MSD Capital Management LLC, the General Partner of MSD Capital, L.P., its General Partner (03/03/2025)
- Michael S. Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (03/03/2025)